Exhibit 99.2

ATTUNITY LTD
__________________________

NOTICE OF 2013 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON THURSDAY, DECEMBER 26, 2013
_________________________

To the Shareholders of Attunity Ltd (“we”, “Attunity” or the “Company”):

We cordially invite you to the 2013 Annual General Meeting of Shareholders (the “Meeting”) of Attunity to be held at 10:00 a.m. (Israel time), on Thursday, December 26, 2013, at our offices at 16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba 4464321, Israel, for the following purposes:

1.	To re-elect four directors;

2.	To re-elect Mr. Gil Weiser as an external director for a period of three years;

3.	To approve modification to the terms of compensation of our non-employee directors;

4.	To approve the terms of the annual bonus to the Chairman and Chief Executive Officer of the Company;

5.	To approve the grant of stock options to the Chairman and Chief Executive Officer of the Company;

6.	To approve our Compensation Policy for Executive Officers and Directors, as required by a recent amendment to the Israeli Companies Law;

7.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent auditors and to authorize our board of directors to delegate to the audit committee the authority to fix the said independent auditors’ remuneration in accordance with the volume and nature of their services; and

8.	To review and consider our auditors’ report and our consolidated financial statements for the year ended December 31, 2012.

The Board of Directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on November 21, 2013 are entitled to notice of and to vote at the Meeting. You can vote by proxy either by mail or in person.  If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least 48 hours prior to the Meeting to be validly included in the tally of Ordinary Shares voted at the meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

By order of the Board of Directors,

SHIMON ALON	DROR HAREL-ELKAYAM
Chairman of the Board of Directors and Chief Executive Officer	Chief Financial Officer & Secretary

November 19, 2013

ATTUNITY LTD

16 Atir Yeda Street, Kfar-Saba, Israel
__________________________

PROXY STATEMENT
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2013 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Attunity Ltd (“we”, “Attunity” or the “Company”) to be voted at the 2013 Annual General Meeting of Shareholders (the “Meeting”) and at any adjournment thereof, pursuant to the accompanying Notice of 2013 Annual General Meeting of Shareholders. The Meeting will be held at 10:00 a.m. (Israel time), on Thursday, December 26, 2013, at our offices at 16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba 4464321, Israel. This Proxy Statement and the enclosed proxy card are being mailed to shareholders on or about November 22, 2013.

Introduction

Unless indicated otherwise by the context, all references in this Proxy Statement to:

•	“we”, “us”, “our”, “Attunity”, or the “Company” are to Attunity Ltd and its subsidiaries;

•	“dollars” or “$” are to United States dollars;

•	“NIS” or “shekel” are to New Israeli Shekels;

•	the “Companies Law” or the “Israeli Companies Law” are to the Israeli Companies Law, 5759-1999; and

•	the “SEC” are to the United States Securities and Exchange Commission.

On July 19, 2012, we effected a one-for-four reverse split of our ordinary shares, and accordingly the par value of our ordinary shares was changed from NIS 0.1 to NIS 0.4 per share. Unless indicated otherwise by the context, all ordinary share, option and per share amounts as well as stock prices in this proxy statement have been adjusted to give retroactive effect to the stock split for all periods presented.

On November 13, 2013, the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel, was NIS 3.52 to $1.00. Unless indicated otherwise by the context, statements in this Proxy Statement that provide the dollar equivalent of NIS amounts or provide the NIS equivalent of dollar amounts are based on such exchange rate.

Purpose of the Meeting

It is proposed that at the Meeting, the following resolutions be adopted:

1.	To re-elect four directors;

2.	To re-elect Mr. Gil Weiser as an external director for a period of three years;

3.	To approve modification to the terms of compensation of our non-employee directors;

4.	To approve the terms of the annual bonus to the Chairman and Chief Executive Officer of the Company;

5.	To approve the grant of stock options to the Chairman and Chief Executive Officer of the Company;

6.	To approve our Compensation Policy for Executive Officers and Directors, as required by a recent amendment to the Israeli Companies Law; and

7.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent auditors and to authorize our board of directors to delegate to the audit committee the authority to fix the said independent auditors’ remuneration in accordance with the volume and nature of their services.

In addition, our auditors’ report and our consolidated financial statements for the year ended December 31, 2012 will be reviewed and considered at the Meeting.

Recommendation of the Board of Directors

 Our Board of Directors recommends a vote FOR approval of all the proposals set forth in this Proxy Statement.

Record Date; Outstanding Securities; Quorum

Only holders of record of our Ordinary Shares, par value (nominal value) NIS 0.40 per share, as of the close of business on November 21, 2013 (the “record date”), are entitled to notice of, and to vote at, the Meeting.  As of November 13, 2013, there were outstanding 11,446,185 Ordinary Shares.  Each Ordinary Share entitles the holder to one vote.

Consistent with our Articles of Association and the Israeli Companies Law, the quorum at the Meeting shall be two shareholders present, in person or by proxy, holding or representing at least twenty five percent (25%) of the voting rights in the Company.  If within half an hour from the time appointed for the holding of the meeting a quorum is not present, the meeting shall stand adjourned to Thursday, January 2, 2014 at the same time and place or any other date and place as the directors shall designate and state in a notice to the shareholders entitled to vote at the original meeting.  This notice shall serve as notice of such adjourned meeting if no quorum is present at the original date and time, and no further notice of the adjourned meeting will be given to shareholders. If, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the meeting, any two shareholders present in person or by proxy shall constitute a quorum.

Voting and Proxies

Shares eligible to be voted and for which a proxy card is properly signed and returned at least 48 hours prior to the beginning of the Meeting will be voted as directed.  If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted in accordance with the recommendation of the Board of Directors. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes. However, abstentions and broker non-votes are counted as shares present for determination of a quorum. For purposes of determining whether a matter is approved by the shareholders, abstentions and broker non-votes will not be treated as either votes “for” or “against” the matter.

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited chiefly by mail and may also be solicited personally or by telephone by our directors, officers and employees; none of whom will receive additional compensation therefore. However, we may retain an outside professional to assist in the solicitation of proxies. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the SEC, concerning the sending of proxies and proxy material to the beneficial owners of stock.

You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in the enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least 48 hours prior to the Meeting. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to our Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person.

Joint holders of shares should take note that, pursuant to Article 40 of our Articles of Association, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in our register of shareholders.

To the extent you would like submit a position statement with respect to any of proposals described in this proxy statement pursuant to the Companies Law, you may do so by delivery of appropriate notice to the Company’s offices located at 16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba 4464321, Israel, not later than December 1, 2013.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information, to our knowledge, as of November 13, 2013 regarding the beneficial ownership by (i) all shareholders who own beneficially more than 5% of our ordinary shares and (ii) by all of our directors and executive officers:

	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Outstanding Ordinary Shares (2)
Shimon Alon	1,633,041	(3)	13.80%
Ron Zuckerman	814,227	(4)(5)	7.06%
Directors and Officers as a group (consisting of 8 persons)*	2,991,041	(6)	24.56%

*	Except for Messrs. Alon and Zuckerman, all of our directors and executive officers beneficially own less than 1% of our outstanding shares.

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options and warrants currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 11,446,185 shares issued and outstanding as of November 13, 2013. This figure of outstanding ordinary shares outstanding does not include:

•
employee stock options to purchase an aggregate of 1,603,494 ordinary shares at a weighted average exercise price of approximately $2.85 per share, with the latest expiration date of these options being July 21, 2019 (of which, options to purchase 1,229,691 of our ordinary shares were exercisable as of November 13, 2013);

•
outstanding warrants to purchase an aggregate of 117,450 ordinary shares at an exercise price of $0.48 per share, of which warrants to purchase 38,640 ordinary shares expire on December 31, 2013 and the balance expire between December 30, 2014 and July 29, 2015; and

•
167,841 ordinary shares that are issuable in respect of warrants that were exercised but for which ordinary shares have not yet been issued and are accounted for in our unaudited financial statements for the period ended September 30, 2013 as "receipt on account of shares" (see footnotes 4 and 5 below).

(3)
Mr. Alon is the Chairman of our Board and our Chief Executive Officer. Includes (i) 1,245,005 ordinary shares; (ii) 19,703 ordinary shares issuable upon exercise of warrants that expire on December 31, 2014 at an exercise price of $0.48 per ordinary share; and (iii) 368,333 ordinary shares issuable upon exercise of stock options at exercise prices ranging from $1.00 to $9.68 per ordinary share. These options expire between December 31, 2013 and December 22, 2017.

(4)
Mr. Zuckerman is a member of our Board. Includes (i) 733,591 ordinary shares; (ii) 27,600 ordinary shares issuable in respect of warrants that were exercised at an exercise price of $0.48 per ordinary share but for which ordinary shares have not yet been issued; (iii) 19,703 ordinary shares issuable upon exercise of warrants that expire on December 31, 2014 at an exercise price of $0.48 per ordinary share; and (iv) 33,333 ordinary shares issuable upon exercise of stock options at exercise prices ranging from $0.32 to $9.68 per ordinary share. These options expire between December 27, 2014 and December 22, 2017. See also footnote 5 below.

(5)
Based on an Amendment No. 9 to a Schedule 13D filed by Mr. Zuckerman with the SEC on March 13, 2012 (the "Schedule 13D"), Bonale Foundation, a trust for the benefit of persons related to Mr. Zuckerman, beneficially owns 420,724 ordinary shares, which represent approximately 3.63% of our outstanding ordinary shares. Such figure includes (i) 280,483 ordinary shares and (ii) 140,241 ordinary shares issuable in respect of warrants that were exercised at an exercise price of $0.48 per ordinary share but for which ordinary shares have not yet been issued, or, together, the Bonale Shares. According to the Schedule 13D, Mr. Zuckerman does not direct the management of Bonale Foundation, its investment or voting decisions and disclaims beneficial ownership of the Bonale Shares.

(6)
Includes (i) 2,258,747 ordinary shares; (ii) 39,406 ordinary shares issuable upon exercise of warrants that expire on December 31, 2014, at an exercise price of $0.48 per ordinary share; (iii) 665,288 ordinary shares issuable upon exercise of stock options at an exercise price ranging from $0.32 to $9.68 per ordinary share; and (iv) 27,600 ordinary shares issuable in respect of warrants that were exercised at an exercise price of $0.48 per ordinary share but for which ordinary shares have not yet been issued (these options expire between December 31, 2013 and January 23, 2018). For the sake of clarity, the Bonale Shares are not included.

*PROPOSALS FOR THE 2013 ANNUAL GENERAL MEETING*

ITEM 1 —ELECTION OF FOUR DIRECTORS
(Item 1 on the Proxy Card)

Background

Our directors, other than the external directors (see Item 2 below), are elected at each annual meeting of shareholders.  We are presenting four (4) nominees for election as directors at the Meeting, all such nominees being current members of our Board of Directors. If elected, each of the nominees will hold office until the next annual general meeting, unless his office is vacated earlier pursuant to the provisions of our Articles of Association or applicable law.

Subject to the election of the proposed nominees in this Item 1, the size of our Board of Directors will be six (6) directors (including two external directors). Consistent with NASDAQ Marketplace Rules, or the NASDAQ rules, these nominees were approved by a majority of our independent directors, within the meaning of applicable NASDAQ rules. Our Board of Directors has determined that, except for Mr. Alon, each of the nominees is independent within the meaning of applicable NASDAQ rules.

The nominees, their present principal occupation or employment, the year in which each first became a director of Attunity and a brief biography are set forth below. For details about beneficial ownership of our shares held by any of these nominees, see above under the caption “Security Ownership of Certain Beneficial Owners and Management.” For details about compensation paid or payable to these nominees, see below under the caption “Executive Compensation.” Such information is based upon the records of the Company and information furnished to it by the nominees.

Name	Age	Director Since	Position with the Company
Shimon Alon	63	2004	Chairman of the Board of Directors and Chief Executive Officer
Dov Biran	60	2003	Director
Dan Falk (1)	68	2002	Director
Ron Zuckerman	55	2004	Director

(1)	Member of the Audit and Compensation Committees.

Shimon Alon was appointed Chairman of our Board of Directors in April 2004 and was appointed our Chief Executive Officer in June 2008.  From September 1997 until June 2003, Mr. Alon served as Chief Executive Officer of Precise Software Solutions Ltd., or Precise, a provider of application performance management. Since the acquisition of Precise by Veritas Software Corp., or Veritas, in June 2003, Mr. Alon has served as an executive advisor to Veritas.  Prior to Precise, Mr. Alon held a number of positions at Scitex Corporation Ltd. and its subsidiaries, including President and Chief Executive Officer of Scitex America and Managing Director of Scitex Europe. Mr. Alon holds a degree from the Executive Management Program at the Harvard Business School.

Dr. Dov Biran has been a director since December 2003. From March 2000 through October 2001, he served as acting Chief Executive Officer, Chief Technology Officer and a Director of Attunity. Dr. Biran is the founder and the Chief Executive Officer of Fitango, Inc. Prior thereto, Dr. Biran was the founder and President of Bridges for Islands, which was acquired by us in February 2000. Dr. Biran was the Chief Executive Officer of Optimal Technologies, Chief Information Officer of Dubek Ltd. and an officer in the computer unit of the Israeli Defense Forces. He also served as a Professor of entrepreneurship and computers at Babson College, Northeastern University and Tel Aviv University. Dr. Biran holds a B.Sc., M.B.A., and a Ph.D. in computers from Tel Aviv University.

Dan Falk has been a director since April 2002. From 1999 until 2000, he served as the President and Chief Operating Officer and then Chief Executive Officer of Sapiens International Corporation N.V., or Sapiens, a publicly traded company that provides cost-effective business software solutions.  From 1995 until 1999, Mr. Falk was Executive Vice President and Chief Financial Officer of Orbotech Ltd., a maker of automated optical inspection and computer aided manufacturing systems.  Mr. Falk is a member of the boards of directors of Orbotech, Nice Systems Ltd., Ormat Technologies Inc., Nova Measuring Systems Ltd., Amiad Water Systems Ltd., and the Chairman of the Board of Directors of Orad Hi-Tech Systems Ltd. He holds a B.A degree in economics and political science and an M.B.A. degree, both from the Hebrew University, Jerusalem.

Ron Zuckerman has been a director since May 2004. Mr. Zuckerman co-founded Precise and served as its Chairman until it was acquired by Veritas in June 2003. Mr. Zuckerman co-founded Sapiens and served as its Chairman and Chief Executive Officer until March 2000. Mr. Zuckerman was a co-founder and director of GVT Holdings SA, a Brazilian telephone operator, until it was acquired by the Vivendi Group in late 2009. Mr. Zuckerman was also an early investor and a director of Wintegra Inc. until it was acquired by PMC-Sierra Inc. in late 2010. He is also an investor and a director in several other privately held companies.  Mr. Zuckerman holds a B.Sc. degree in economics from Brandeis University.

We are not aware of any reason why any of the nominees, if elected, would be unable or unwilling to serve as a director. In the event such nominees should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. Except as described above, we do not have any understanding or agreement with respect to the future election of any of the nominees named.

The Proposed Resolutions

It is proposed that at the Meeting, the following resolutions be adopted (with respect to each nominee):

“RESOLVED, that Mr. Shimon Alon be, and he hereby is, elected as a director of Attunity to hold office until the next annual general meeting, unless his office is earlier vacated under any relevant provision of the Articles of Association of Attunity or applicable law”;

“RESOLVED, that Dr. Dov Biran be, and he hereby is, elected as a director of Attunity to hold office until the next annual general meeting, unless his office is earlier vacated under any relevant provision of the Articles of Association of Attunity or applicable law”;

“RESOLVED, that Mr. Dan Falk be, and he hereby is, elected as a director of Attunity to hold office until the next annual general meeting, unless his office is earlier vacated under any relevant provision of the Articles of Association of Attunity or applicable law”;

“RESOLVED, that Mr. Ron Zuckerman be, and he hereby is, elected as a director of Attunity to hold office until the next annual general meeting, unless his office is earlier vacated under any relevant provision of the Articles of Association of Attunity or applicable law.”

Required Vote

Shareholders may vote in favor of the election of all the nominees named above, or may vote against all or some of such nominees. The affirmative vote of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is required to elect each of the nominees named above as a director.

The Board of Directors recommends a vote FOR the election of all of the nominees named above.

Executive Compensation

The following table sets forth all cash and cash-equivalent compensation we paid with respect to all of our directors and executive officers as a group for the periods indicated:

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
2011 - All directors and executive officers as a group, consisting of 8 persons for the year ended December 31, 2011	$828,000	$104,000

2012 - All directors and executive officers as a group, consisting of 8 persons for the year ended December 31, 2012	$948,000	$106,000

We provide leased automobiles to our executive officers in Israel pursuant to standard policies and procedures.

In accordance with the approval of our shareholders, non-employee directors, including external directors, receive an annual fee of $9,000 (equivalent to approximately NIS 31,700) and an attendance fee of NIS 1,650 (equivalent to approximately $470) per meeting attended, linked to the Israeli Consumer Price Index ("CPI"). For details about proposed modifications to such fees, see Item 3 below.

In November 2011, our Audit Committee and Board of Directors adopted a revised stock option policy for non-employee directors, which policy was subsequently approved by our shareholders. According to the stock option policy, each of our non-employee directors who may serve from time to time, including our external directors, will be granted options, as follows:

•	a grant of options under our stock option plans to purchase 20,000 ordinary shares, which options vest in three equal installments over three years;

•
an exercise price of all options equal to the fair market value of the ordinary shares on the date of the grant (i.e., the closing price of our shares on the date of the annual general meeting of shareholders in which such director is elected or reelected); and

•
the portion of outstanding options that is scheduled to vest during the year at which the director’s service with us is terminated or expires will be accelerated and become fully vested and exercisable for a period of 180 days thereafter, unless termination was due to the director’s resignation or for one of the causes set forth in the Companies Law.

In 2012, we granted to our directors and executive officers options to acquire an aggregate of 37,500 ordinary shares, all at an exercise price of $2.96 per share. Such options will expire in 2018. No options were granted to our Chief Executive Officer in 2012.

Chief Executive Officer Compensation. Mr. Shimon Alon began serving as a director of our Company in April 2004. We entered into an employment agreement with Mr. Alon, under which he agreed to serve as our Chief Executive Officer effective June 1, 2008. Pursuant to the employment agreement, Mr. Alon has agreed to devote his full working time and best efforts to our business and affairs, and to the performance of his duties under the agreement as long as he is employed by us. Pursuant to his employment agreement, as amended, we provide Mr. Alon the following payments and benefits:

•	A gross monthly salary (denominated in NIS) of the NIS equivalent of $28,420 during the term of his employment;

•	A company car and all related expenses, except related taxes;

•
Company contributions for the benefit of Mr. Alon to (1) our Managers Insurance Policy in the amount of 18.33% of Mr. Alon’s gross salary (a portion of which is for severance pay, to which Mr. Alon would be entitled), and (2) our Education Fund (“Keren Hishtalmut”) in the amount of 7.5% of Mr. Alon’s gross salary;

•
Options to purchase 240,000 ordinary shares at an exercise price equal to $1.20 per share. In December 2009, we granted Mr. Alon options to purchase 62,500 additional ordinary shares, at an exercise price equal to $1.00 per share. In December 2010, we granted Mr. Alon additional options to purchase 25,000 additional ordinary shares, at an exercise price equal to $2.80 per share. In December 2011, we granted Mr. Alon additional options to purchase 50,000 additional ordinary shares, at an exercise price equal to $2.84 per share. All such options are subject to the terms of our 2003 Israeli Stock Option Plan and vest as follows: (1) the initial grant of 240,000 options - one third of the options vest at the end of each of the three years following the commencement of Mr. Alon’s employment (all of which are currently vested); and (2) with respect to the additional grants, one third of the options vest one year after the grant date, with the balance vesting in eight equal quarterly installments. Vesting of the options will accelerate upon certain change of control events. All options expire six years after the date of grant. All exercise prices reflect the market price of our shares on the applicable date of grant;

•
An annual bonus (denominated in NIS) that, starting 2013, will not exceed the NIS equivalent of $227,273 gross. The bonus is payable on a quarterly basis, subject to Mr. Alon achieving certain milestones that will be set by our Compensation Committee and Board of Directors;

•	Up to 22 days paid vacation per year;

•	10 days recreation payment a year in an amount normally paid by our Company; and

•
In the event of termination of Mr. Alon’s employment for any reason (other than (1) by the company under circumstances that he is not entitled to severance pay under Israeli law, (2) by resignation at any time without the required prior notice, or (3) by resignation within 36 months of his employment with our Company, regardless of prior notice), Mr. Alon will be entitled to an adjustment period of 12 months following the end of the prior notice period under the agreement (or from the date that he actually ceased to provide services should we choose to waive the prior notice period). During the adjustment period, Mr. Alon will be entitled to all rights to which he is entitled under his employment agreement and he will be entitled to exercise any vested options; however, his options will cease to vest. The employee-employer relationship will not terminate until the end of the adjustment period. Mr. Alon will be entitled to reimbursement of all expenses in connection with his employment.

Mr. Alon’s employment agreement contains customary confidentiality and non-solicitation provisions as well as an undertaking of Mr. Alon not to compete with us or our field of business for 12 months following termination of his employment.

For details about the proposed modifications to Mr. Alon's employment terms, see Items 4 and 5 below.

Indemnification and Insurance. In December 2010, our shareholders authorized us to renew, extend and/or purchase of directors and officers liability insurance; provided that any such renewal, extension or purchase is conditioned upon (i) further approval by the Audit Committee and the Board of Directors and (ii) the annual premium will not be more than $250,000. We currently hold directors and officers liability insurance for the benefit of our executive officers and directors with an aggregate coverage limit of $15 million for an annual premium of approximately $99,000. In addition, we provide indemnification to our executive officers and directors pursuant to the terms of a Letter of Indemnification substantially in the form approved by our shareholders.

ITEM 2 – ELECTION OF EXTERNAL DIRECTOR
(Item 2 on the Proxy Card)

Background

Companies incorporated under the laws of Israel whose shares have been offered to the public inside or outside of Israel are required by the Companies Law to appoint at least two external directors.

To qualify as an external director, an individual (or the individual’s relative, partner, employer or any entity under the individual's control) may not have, and may not have had at any time during the previous two years, any "affiliation" with (i) the company, the company's controlling shareholder or its relative, or another entity affiliated with the company or its controlling shareholder, or (ii) in a company without a controlling shareholder (or a shareholder that owns more than 25% of its voting power) such as Attunity, affiliation  with any person who, at the time of appointment, is the chairman, the chief executive officer, the chief financial officer or a 5% shareholder of the company. Under the Companies Law, the term “affiliation” includes: an employment relationship; a business or professional relationship; control; and service as an office holder. In addition, no individual may serve as an external director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an external director.

Under the Companies Law, each committee of a company’s board of directors empowered with powers of the board of directors is required to include at least one external director, except that the audit and compensation committees must be comprised of at least three directors, including all of the external directors.

The external directors generally must be elected by the shareholders. The initial term of an external director is three years and he or she may be reelected for up to two additional terms of three years each. Thereafter, in a company whose shares are listed for trading on, among others, the NASDAQ Capital Market, such as Attunity, he or she may be reelected by our shareholders for additional periods of up to three years each only if our Audit Committee and Board of Directors confirm that, in light of the external director’s expertise and special contribution to the work of the Board of Directors and its committees, the reelection for such additional period is beneficial to the Company.

Pursuant to the Companies Law, (1) an external director must have either “accounting and financial expertise” or “professional qualifications” (as such terms are defined in regulations promulgated under the Companies Law) and (2) at least one of the external directors must have “accounting and financial expertise.”

Ms. Tali Alush-Aben was elected as an external director of the Company on December 22, 2011 for a second three-year term that expires in the 2014 annual general meeting of shareholders.  Mr. Gil Weiser was elected as an external director of the Company on December 30, 2010 for a three-year term that expires in the Meeting. Pursuant to the recommendation of our Board of Directors, shareholders will be asked at the meeting to re-elect Mr. Weiser as an external director for an additional term of three years.

The Company has received a declaration from Mr. Weiser, confirming his qualifications under the Companies Law to be elected as an external director of the Company. In addition, our Board of Directors has determined that Mr. Weiser satisfies the requisite “professional qualifications” described above. For details about beneficial ownership of our shares held by such nominee, see above under the caption “Security Ownership of Certain Beneficial Owners and Management.” For details about compensation to be granted to such nominee, see in Item 1 above under the caption “Executive Compensation” and Item 3 below. A brief biography of the nominee is set forth below. Such information is based upon the records of the Company and information furnished to it by the nominee.

Gil Weiser has been an external director since December 2010. Mr. Weiser currently serves as a director of several companies, including ClickSoftware Technologies Ltd. He also serves as the Chairman of BG Technologies Ltd. He has more than 25 years of experience in management and operations, with executive posts at corporate, academic and financial entities. He served as the Chief Executive Officer of Orsus Solutions Ltd from August 2006 to June 2010, as the Chief Executive Officer of Hewlett Packard (Israel) and CMS Corporation from 1995 to 2000. From 1993 until 1995, he served as President and CEO of Fibronics International Inc. and as CEO of Digital (DEC Israel) from 1978 to 1993. He also served as Chairman of the Executive Board of Haifa University from 1994 to 2006, a director of the Tel Aviv Stock Exchange from 2002 to 2004, as Chairman of the Executive Committee of the Haifa University from 1994 to 2006 and as Chairman of the Multinational Companies Forum. Mr. Weiser holds a Bachelor of Science degree from Technion, Israel Institute of Technology in Haifa as well as a M.Sc. degree in science from the University of Minnesota.

The Proposed Resolutions

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Mr. Gil Weiser be elected as an external director of Attunity for an additional term of three years.”

Required Vote

Approval of the above resolution regarding appointment of the external director will require the affirmative vote of a majority of Ordinary Shares present at the meeting, in person or by proxy, and voting on the resolution, provided that (i) the shares voting in favor of such resolution include at least a majority of the shares voted by shareholders who are neither “controlling shareholders” (as such term is defined in the Companies Law) nor having a "personal interest" in the resolution as a result of relationship with the controlling shareholder, or (ii) the total number of shares voted against the resolution by the disinterested shareholders described in clause (i) does not exceed two percent (2%) of our outstanding shares.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder has a personal interest in the proposed resolution, which, in this case, means a "personal interest" in the appointment merely as a result of such shareholder's relationship with the controlling shareholder. However, as of the date hereof, the Company has no controlling shareholders within the meaning of the Companies Law.

The Board of Directors recommends a vote FOR the re-election of the said nominee.

External Directors Continuing in Office

Tali Alush-Aben, who was elected as external director of the Company to serve until December 2014, continues to serve the Company as external directors. A brief biography of these directors follows.

Tali Alush-Aben has been an external director since December 2008. She is currently an independent consultant. Until January 2008, she was a General Partner at Gemini, an Israeli venture capital fund she joined in 1994. Her focus in Gemini was primarily on software companies, expanding in 2007 to include Cleantech. Prior to joining Gemini, she served as Marketing Director of RadView, then a start-up software company, and as Senior Product Marketing Manager at SunSoft Inc. From 1990 to 1992, she served as Marketing Director for Mercury Interactive Corporation. Ms. Alush-Aben is also a member of the board of directors of Vizrt Ltd. She holds a B.Sc. degree in mathematics and computer science and an MBA degree, both from Tel Aviv University.

ITEM 3 – NON-EMPLOYEE DIRECTORS COMPENSATION TERMS
(Item 3 on the Proxy Card)

Background

Under the Companies Regulations (Rules on Remuneration and Expenses of Outside Directors), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 2000, a company like ours is generally required to pay its external directors (i) an annual fee of not less than NIS 21,045 (equivalent to approximately $5,980) and not more than NIS 115,400 (equivalent to approximately $32,800), and (ii) an attendance fee of not less than NIS 1,220 (equivalent to approximately $350) and not more than NIS 3,470 (equivalent to approximately $985) per meeting attended, in each case, as linked to the Israeli CPI.

As described under "Executive Compensation" above, we pay non-employee directors, including external directors, (i) an annual fee of $9,000 (equivalent to approximately NIS 31,700) and (ii) an attendance fee of NIS 1,650 (equivalent to approximately $470) per meeting attended, linked to the Israeli CPI.

Proposed Modification to Annual Fees

In November 2013, our Compensation Committee and Board of Directors determined that in light of, among others, our relisting to NASDAQ during 2012 and the Company's business growth during 2013, the annual fees of non-employee directors should be increased, such that, subject to approval of our shareholders, each of our non-employee directors, who may serve the Company from time to time (regardless of whether they are former employees or consultants of the Company), including our external directors, will receive, starting with 2014, an annual fee of $15,000.

The Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the proposed increase of annual fees to non-employee directors, as described in the Company’s Proxy Statement, dated November 19, 2013, is hereby ratified and approved in all respects.”

Required Vote

Approval of the above resolution will require the affirmative vote of a majority of Ordinary Shares present at the Meeting, in person or by proxy, and voting on the resolution.

The Board of Directors recommends a vote FOR approval of the foregoing resolution.

ITEM 4 — CEO EMPLOYMENT TERMS
(Item 4 on the Proxy Card)

Background

Under the Companies Law, as recently amended, the terms of compensation, including the grant of an annual bonus, of a chief executive officer or a director of a company incorporated under the laws of Israel whose shares are listed for trade on a stock exchange or have been offered to the public in or outside of Israel, such as Attunity, require the approval of the compensation committee (until December 2012, the law required the approval of the audit committee), the board of directors and, subject to certain exceptions, the shareholders.

In 2012, Mr. Shimon Alon, our Chief Executive Officer, was entitled to an annual bonus of up to the NIS equivalent of $170,455 gross, subject to Mr. Alon achieving certain milestones that will be set by our Audit Committee and Board of Directors. For the 2012 annual bonus, based on the milestones set by our Audit Committee and Board of Directors, our Chief Executive Officer was granted the full amount of the bonus. For details regarding other terms of compensation of our Chief Executive Officer, see under "Executive Compensation" above as well as the proposed stock option grant set forth in Item 5 below.

Proposed Terms of Annual Bonus

As more fully described under "Executive Compensation" above, in December 2012, our shareholders approved an increase of the annual bonus payable to our Chief Executive Officer to the NIS equivalent of $227,273 gross, starting 2013. In light of the recent changes to the Israeli Companies Law, our Compensation Committee and Board of Directors have approved that, for each of the following three years, i.e., 2013, 2014 and 2015, the annual bonus shall be granted in accordance with the following milestones and criteria:

•	Annual Bonus: NIS equivalent of $227,273 gross (for 100% achievement of the applicable metric).

•	Cap: Not more than 140% of the Annual Bonus (for overachievement of 120% or more)

•	Annual weighting of metrics:

o
Revenues: Achievement of the revenues target set in the annual budget of the Company approved by the Board of Directors for the applicable fiscal year (the "Annual Budget") will entitle our Chief Executive Officer to 80% (100% weight for 2013) of the annual bonus; and

o	Profitability: Achievement of the non-GAAP operating income target set in the Annual Budget will entitle our Chief Executive Officer to 20% (0% weight for 2013) of the annual bonus.

•	Target thresholds within each of the aforesaid revenues and profitability metrics and ranges of bonus payout (out of the applicable portion of the annual bonus assigned to such metric):

Achievement/Overachievement of the Revenue/Profitability Targets	Bonus Payment/Payout Percentage (straight line between steps)
0 < 80%	0%
80%	65%
90%	80%
100%	100%
110%	120%
120% or more	140%

•
Payments: Other than the annual bonus for 2013 and payments on account of overachievement (which are payable only following release of our financial results for the applicable full year), the annual bonus shall be paid on a quarterly basis, based on the achievement of the applicable targets, measured on an accumulated basis and allocated evenly for each quarter (i.e., for each quarter, up to 25% of the Annual Bonus will be payable upon on-target achievement of the quarterly target in the Annual Budget, on an accumulated basis, but, for the sake of clarity, if the target threshold for the applicable quarter is not achieved, no payment shall be made). In case of any overpayment of bonus, which may occur as a result of fluctuations in quarterly results compared to the Annual Budget, will be repaid promptly.

•
Adjustments: Our Board of Directors, following recommendation and approval of our Compensation Committee, may adjust the annual targets set in the Annual Budget in case of one-time events (such as acquisitions) that may occur during the relevant fiscal year.

In approving the aforesaid proposed changes to the annual bonus, our Compensation Committee and Board of Directors considered various factors, including, among other things, the educational and professional experience of Mr. Alon; his responsibilities and duties; comparable executive compensation in our industry; his past performance and expected contribution to our future growth and profitability; the other elements of compensation, including equity based compensation, payable (or proposed to be payable) to him, as well as certain other factors set forth in the Companies Law and our proposed Compensation Policy for Executive Officers and Directors described in Item 6 below.

The Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that for a period of three years, starting with respect to the 2013 fiscal year, the annual bonus of the Chief Executive Officer, as described in the Company’s Proxy Statement dated November 19, 2013, be, and the same hereby is, approved; it being understood that, subject to the milestone and criteria described therein, the Compensation Committee, subject to approval of the Board of Directors, will have the final authority to determine whether the Chief Executive Officer is entitled to any portion of the annual bonus, without a requirement for further shareholder approval.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter; provided that either (i) the shares voted in favor of the above resolution include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter (as such terms are defined in the Companies Law) or (ii) the total number of shares voted against such matter by the disinterested shareholders described in clause (i) does not exceed 2% of the Company’s voting power.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder has a "personal interest" in the proposed resolution. Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares.

As of the date hereof, the Company has no controlling shareholder within the meaning of the Companies Law. However, Mr. Alon will be deemed to have a personal interest in this matter. Since it is highly unlikely that any of the Company’s public shareholders has a personal interest on this matter and to avoid confusion, the enclosed form of proxy card includes a certification that you do NOT have a personal interest in this matter. If you do have a personal interest, please contact the Company's CFO at telephone number: +972-9-899-3000; fax number: +972-9–899-3011; or email dror.elkayam@attunity.com for instructions on how to vote your shares and indicate that you do have a personal interest or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the Company on your behalf.

The Board of Directors recommends a vote FOR approval of the foregoing resolution.

ITEM 5 — GRANT OF STOCK OPTIONS TO CEO
(Item 5 on the Proxy Card)

Background

Under the Companies Law, as recently amended, the terms of compensation, including the grant of stock options, of a chief executive officer or a director of a company incorporated under the laws of Israel whose shares are listed for trade on a stock exchange or have been offered to the public in or outside of Israel, such as Attunity, require the approval of the compensation committee, the board of directors and, subject to certain exceptions, the shareholders.

The Company’s success depends to a significant extent on the performance of its Chairman and Chief Executive Officer, Mr. Shimon Alon. As described under "Executive Compensation" above, the last time we granted stock options to Mr. Alon was in 2011. In light of the foregoing and in recognition of the importance and contribution of Mr. Alon to the Company, the Board of Directors has approved, after receipt of a recommendation and approval by the Compensation Committee, to grant Mr. Alon options to purchase ordinary shares for 2013, 2014 and 2015, on the following terms:

•	Grant Date: The date of the annual meeting of shareholders for 2013 (i.e., the Meeting), 2014 and 2015

•
Number of Options: Number of ordinary shares equal to 0.7% of the total outstanding shares (on a fully diluted basis) of the Company as of November 1st of each year, rounded down to the whole share. For 2013, this means a grant of 93,338 options.

•	Exercise Price: Exercise price shall equal to the average market price of the shares in the 30 trading days prior to the applicable Grant Date.

•
Vesting: All stock options will vest within three years following the applicable Grant Date, with one third of the options vesting one year after the Grant Date and the balance vesting in eight equal quarterly installments. Vesting of the options will accelerate upon certain change of control events, in accordance with Mr. Alon's current employment agreement.

•	Expiration: All options expire six years after the applicable Grant Date.

•
Cap: The fair market value of the proposed grant, as measured on the date of the grant, based on Black-Scholes model, shall not exceed the NIS equivalent of $1,023,120 (the “Cap”), the equivalent of three (3) annual base salaries of the CEO per year of vesting, on a linear basis. Based on a price per share of $8.14, the sale price of our ordinary shares on NASDAQ on November 18, 2013, the fair market value of the grant (using the Black-Scholes model) for 2013 per each year of vesting is currently approximately $120,000. For the sake of clarity, if the fair market value on the applicable Grant Date exceeds the Cap per year, the number of options will be reduced so that it does not exceed the Cap.

•	All other terms and conditions in connection with the above options shall be as set forth in the Company’s 2012 Stock Incentive Plan, as amended.

For details regarding other terms of compensation of Mr. Alon, see under "Executive Compensation" above as well as the proposed annual bonus set forth in Item 4 above. For details about Mr. Alon’s beneficial ownership of our shares, see above under the caption “Security Ownership by Certain Beneficial Owners and Management.”

In approving the aforesaid proposed stock options grant, our Compensation Committee and Board of Directors considered various factors, including, among other things, the other elements of compensation, including annual bonus, payable (or proposed to be payable) to him and the other factors set forth in the Companies Law and in our proposed Compensation Policy for Executive Officers and Directors described in Item 6 below.

The Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the grant of stock options to the Chief Executive Officer, as described in the Company’s Proxy Statement dated November 19, 2013, be, and the same hereby is, approved.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter; provided that either (i) the shares voted in favor of the above resolution include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter (as such terms are defined in the Companies Law) or (ii) the total number of shares voted against such matter by the disinterested shareholders described in clause (i) does not exceed 2% of the Company’s voting power.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder has a "personal interest" in the proposed resolution. Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares.

As of the date hereof, the Company has no controlling shareholder within the meaning of the Companies Law. However, Mr. Alon will be deemed to have a personal interest in this matter. Since it is highly unlikely that any of the Company’s public shareholders has a personal interest on this matter and to avoid confusion, the enclosed form of proxy card includes a certification that you do NOT have a personal interest in this matter. If you do have a personal interest, please contact the Company's CFO at telephone number: +972-9-899-3000; fax number: +972-9–899-3011; or email dror.elkayam@attunity.com for instructions on how to vote your shares and indicate that you do have a personal interest or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the Company on your behalf.

The Board of Directors recommends a vote FOR approval of the foregoing resolution.

ITEM 6 — COMPENSATION POLICY
(Item 6 on the Proxy Card)

Background

Under a recent amendment to the Israeli Companies Law, companies incorporated under the laws of Israel whose shares are listed for trade on a stock exchange or have been offered to the public in or outside of Israel, such as Attunity, are required to adopt a policy governing the compensation of "office holders"1. In general, all office holders’ terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability – must comply with the company's compensation policy, once adopted by the shareholders.

1 The Companies Law defines the term “office holder” of a company to include a director, the chief executive officer, the chief financial officer and any officer of the company who is directly subject to the chief executive officer.

Pursuant to the Companies Law, as amended, the compensation policy must comply with specified criteria and guidelines and, in general, be adopted following consideration of, among others, the following factors: (i) promoting the company’s objectives, business plan and long term policy; (ii) creating appropriate incentives for the company’s office holders, considering, among others, the company's risk management policy; (iii) the company's size and nature of operations; and (iv) with respect to variable elements of compensation (such as bonuses), the office holder’s contribution to achieving corporate objectives and increasing profits, with a long-term view and in accordance with his or her role.

Such compensation policy is required to be approved by the board of directors, following the recommendation of the compensation committee, and the shareholders (by a special majority), in that order, by no later than January 12, 2014.

Our Compensation Committee is currently composed of Ms. Alush-Aben, the chairman of the committee, Mr. Gil Weiser and Mr. Dan Falk, all of whom satisfy the respective “independence” requirements of the Companies Law, SEC and NASDAQ rules for compensation committee members. In November 2013, our Board of Directors approved, following the recommendation of the Compensation Committee, a Compensation Policy for Executive Officers and Directors (the "Compensation Policy" or the "Policy").

In approving the Compensation Policy, our Compensation Committee and Board of Directors considered various factors, including, among others, the Company's objectives, business plan and its policy with a long-term view; our business-risks management; our size and nature of operations; office holder's contribution to achieving our corporate objectives and increasing profits; and with respect to variable elements of compensation, the office holder’s contribution to achieving corporate objectives and increasing profits, with a long-term view and in accordance with his or her role.

Summary of the Compensation Policy

The following is a summary of the Compensation Policy and is qualified by reference to the full text thereof, a copy of which is attached hereto as Appendix A.

•
Objectives: To attract, motivate and retain highly skilled personnel who will who will assist Attunity to reach its business objectives, performance and the creation of shareholder value and otherwise contribute to its long-term success. The Policy was designed to correlate executive compensation with Attunity's objectives and goals and otherwise embraces a performance culture that is based on merit, and differentiates and rewards excellent performance in the long term.

•
Process and elements of compensation: The Compensation Committee shall first determine the appropriate level of total compensation for each executive, including the appropriate allocation among the different elements and components of the compensation package, based on the principles set forth in the Policy. The compensation elements include base salary; benefits and perquisites; cash bonuses and commissions; equity-based compensation; and retirement and termination of service arrangements.

•
Ratio between fixed and variable compensation: Attunity aims to balance the mix of fixed compensation (base salary, benefits and perquisites) and variable compensation (cash bonuses, commissions and equity based compensation) pursuant to the guidelines set forth in the Policy in order to, among other things, appropriately incentivize executive officers while considering Attunity's management of business risks.

•
Inter-company compensation ratio: Attunity will target a ratio between overall compensation of the executive officers and the average and median salary of the other employees of Attunity to ensure that levels of executive compensation will not have a negative impact on work relations in Attunity.

•	Base salary, benefits and perquisites: The Policy provides guidelines and criteria for determining base salary, benefits and perquisites, including signing bonuses, for executive officers.

•
Cash bonuses and commissions: Attunity's policy is to allow cash bonuses and commissions, which may be awarded to executive officers pursuant to the annual targets, guidelines and criteria, including caps, set forth in the Policy.

•
"Clawback": In the event of an accounting restatement, Attunity shall be entitled to recover from executive officers bonus compensation in the amount of the excess over what would have been paid under the accounting restatement, with a two-year look-back.

•
Equity based compensation: Attunity's policy is to provide equity based compensation in the form of stock options, restricted stock units and/or other equity form, which may be awarded to executive officers pursuant to the guidelines and criteria, including minimum vesting period, set forth in the Policy.

•	Retirement and termination: The Policy provides guidelines and criteria for determining retirement and termination arrangements of executive officers, including caps thereon.

•	Indemnification and insurance: The Policy provides guidelines and criteria for providing directors and executive officers with indemnification and insurance.

•	Directors: The Policy provides guidelines for providing compensation to our non-employee directors in accordance with applicable regulations promulgated under the Companies Law.

•	Applicability: The Policy will apply to compensation agreements and arrangements which will be approved after the date on which the Policy is approved by the shareholders.

•	Review: The Compensation Committee and the Board of Directors of Attunity shall review and reassess the adequacy of the Policy from time to time, as required by the Companies Law.

The Proposed Resolution

It is proposed that at the Annual General Meeting the following resolution be adopted:

"RESOLVED, to approve the Attunity Compensation Policy for Executive Officers and Directors, in the form attached as Appendix A to the Company’s Proxy Statement, dated November 19, 2013."

 Required Vote

Approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter; provided that either (i) the shares voted in favor of the above resolution include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter (as such terms are defined in the Companies Law) or (ii) the total number of shares voted against such matter by the disinterested shareholders described in clause (i) does not exceed 2% of the Company’s voting power.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder has a "personal interest" in the proposed resolution. Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO and (ii) excludes an interest arising solely from the ownership of our ordinary shares.

Our office holders are deemed to have a personal interest in this matter. Since it is highly unlikely that any of the Company’s public shareholders has a personal interest on this matter and to avoid confusion, the enclosed form of proxy includes a certification that you do NOT have a personal interest in this matter. If you do have a personal interest, please contact the Company's CFO at telephone number: +972-9-899-3000; fax number: +972-9–899-3011; or email dror.elkayam@attunity.com for instructions on how to vote your shares and indicate that you do have a personal interest or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the Company on your behalf.

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

ITEM 7 — RE-APPOINTMENT OF INDEPENDENT AUDITORS
(Item 7 on the Proxy Card)

Background

Our Board of Directors first appointed Kost Forer Gabbay & Kasierer, Certified Public Accountants (Israel), a member of Ernst & Young Global, as our auditors in 1992 and has reappointed the firm as our auditors since such time.

At the Meeting, the shareholders will be asked to approve the re-appointment of Kost Forer Gabbay & Kasierer as our independent auditors, pursuant to the recommendation of our Audit Committee and Board of Directors. Kost Forer Gabbay & Kasierer, and other accountants affiliated with Ernst & Young Global, also serve as auditors of our subsidiaries. They have no relationship with us or with any of our affiliates except as auditors and, to a limited extent, as tax consultants and providers of some other audit related services. Our Audit Committee and Board of Directors believe that the independence of Kost Forer Gabbay & Kasierer is not affected by such limited non-audit function and that, as a result of their familiarity with our operations and their reputation in the auditing field, they have the necessary personnel and professional qualifications to act as our auditors.

At the Meeting, the shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to fix the compensation of our independent auditors. With respect to the year 2012, we paid Kost Forer Gabbay & Kasierer $160,811 (compared to $148,108 for 2011) for auditing and audit-related services; $14,865 ($28,378 in 2011) for tax related services and $0 ($48,024 in 2011) for other services.

The Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the reappointment of the Kost Forer Gabbay & Kasierer as independent auditors of the Company until immediately following the next annual general meeting of shareholders be, and it hereby is, approved and that the Board of Directors be, and it hereby is, authorized to delegate to the Audit Committee of the Board the authority to fix the remuneration of said independent auditors in accordance with the volume and nature of their services.”

Required Vote

The affirmative vote of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution.

The Board of Directors recommends a vote FOR approval of the foregoing resolution.

DISCUSSION OF AUDITORS’ REPORT AND FINANCIAL STATEMENTS

At the Meeting, the Auditors’ Report and our audited Consolidated Financial Statements for the fiscal year ended December 31, 2012 will be presented for discussion, as required by the Companies Law. The said Auditors’ Report and Consolidated Financial Statements, as well as our annual report on Form 20-F/A for the year ended December 31, 2012 (filed with the SEC on March 29, 2013), may be viewed on our website – www.attunity.com or through the EDGAR website of the SEC at www.sec.gov.

Any shareholder may receive a copy of the said annual report on Form 20-F/A, without charge, upon written request to the Company (attention: Mr. Dror Harel-Elkayam, Chief Financial Officer and Secretary). None of the Auditors’ Report, the Consolidated Financial Statements, the Form 20-F/A and the contents of our website form part of the proxy solicitation material.

This item will not involve a vote of the shareholders.

OTHER MATTERS

The Board of Directors currently knows of no other business to be transacted at the Meeting, other than as set forth in the Notice of 2013 Annual Meeting of Shareholders; but, if any other matter is properly presented at the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By order of the Board of Directors,

SHIMON ALON
Chairman of the Board of Directors and Chief Executive Officer

DROR HAREL-ELKAYAM
Chief Financial Officer and Secretary

November 19, 2013

APPENDIX A
Compensation Policy for Executive Officers and Directors

ATTUNITY LTD.

COMPENSATION POLICY
FOR
EXECUTIVE OFFICERS AND DIRECTORS

(As Approved by the Shareholders on [_____], 2013)

ATTUNITY LTD.

Compensation Policy for Executive Officers and Directors

This Compensation Policy for Executive Officers and Directors (this "Compensation Policy" or this "Policy") of Attunity Ltd., an Israeli company ("we", "Attunity" or the "Company"), was adopted by the Board of Directors of the Company (the "Board"), following the recommendation of the Company’s Compensation Committee (the "Compensation Committee" or the "Committee").

A.           Overview and Objectives

1.	Introduction

This Policy was adopted in accordance with the requirements of the Israeli Companies Law, 1999 (the “Companies Law”) and applies to the compensation arrangements of all "Executives," which, for purposes of this Policy, shall mean "Office Holders" (as such term is defined in the Companies Law), excluding, unless otherwise expressly indicated, the non-employee members of our Board (“Directors”).

2.	Our Objectives

We believe that compensation is a key element in our overall HR strategy to attract, retain, reward, and motivate highly skilled individuals who assist Attunity to reach its business and financial goals and otherwise enhance shareholder value. Accordingly, this Policy was designed to correlate executive compensation with Attunity's objectives and goals and otherwise embraces a performance culture that is based on merit, and differentiates and rewards excellent performance both in the short-term and the long-term.

In light of the foregoing, the main principles and objectives that underlie this Policy, include the following:

•	Compensation should be aligned with our long-term goals. Promoting the Company's goals and purposes, its work program and its policy with a long-term view;

•
Compensation should serve to attract and retain the best executives, while monitoring our business risks. Creating appropriate incentives to attract, retain, reward, and motivate highly skilled individuals while considering, among other things, our risk management practices. To that end, this Policy is designed, among others, to align the interests of the Executives with those of Attunity’s shareholders in order to enhance shareholder value and, at the same time, maintain appropriate balances, such as imposing limitations on cash bonus, commissions and equity based compensation (together, “Variable Pay”)  so as to ensure adequate control of risks;

•
Compensation should be appropriate for our business. Creating a compensation package that takes into account the Company's size and nature of operations, including in light of the Company's global nature with a global workforce;

•
Compensation should be competitive. Providing a competitive compensation package to attract, retain, reward, and motivate highly skilled individuals, including by providing increased rewards for superior individual and corporate performance; and

•
Compensation should be correlated to individual as well as to overall performance. With respect to Variable Pay, compensation should be based on the individual's contribution to achieving the Company's objectives and generating profits, with a long-term perspective and in accordance with the individual's role and contribution to the Company.

3.	Process and Elements of Compensation

The Compensation Committee shall determine the appropriate level of total compensation for each Executive, including the appropriate allocation among the different elements and components of the compensation package, based on the principles set forth in this Policy.

In setting compensation of an Executive, the Committee and the Board shall consider, among other things, the following factors:

•	the educational background, professional experience and accomplishments of the Executive;

•	his or her position, responsibilities and prior compensation arrangements;

•	compensation for comparably situated executives;

•	competitiveness with compensation of executives of similar companies;

•	the Executive's past performance and expected contribution to our future growth and profitability;

•
the proportion between (i) the Fixed and Variable Pay components of the Executive and (ii) the compensation of the Executive and that of other comparable employees in Attunity, as more fully described in Sections A-4 and A-5 below, respectively; and

•	any requirements prescribed by applicable law from time to time.

We intend  to provide fair and equitable compensation for our Executives by using various compensation elements and instruments, including base salary; benefits and perquisites; cash bonuses and commissions; equity-based compensation; and retirement and termination of service arrangements.

4.	Ratio between Fixed and Variable Pay

In setting compensation of an Executive, we will attempt to balance the mix of Fixed Pay (base salary, benefits and perquisites) and Variable Pay in order to, among other things, appropriately incentivize Executives to meet Attunity's goals while considering, among other things, Attunity's risk management practices.

In light of the above, we have determined that the Variable Pay component out of the total compensation for Executives should not exceed 90%, measured on an annual basis1. Such ratio represents the optimal compensation mix desired by the Company; however, the actual ratio may vary based on performance.

5.	Executive-Employee Compensation Ratio

In the process of composing this Policy, we have examined the ratio between overall compensation of Executives and the average and median salaries of the other employees (including contractors and agency contractors), as well as the possible ramifications of such ratio on the work environment in Attunity in order to ensure, among other things, that levels of executive compensation (taking into account the location of such employees) will not have a negative impact on the positive work relations in our company.

In setting compensation of any Executive, we will attempt to maintain a ratio where the overall compensation of each Executive, including the CEO, compared to the average (and median) compensation of the overall compensation of the other employees (taking into account the location of such employees) will not have a negative impact on the positive work relations in our company.

B.           Base Salary, Benefits and Perquisites

1.	Base Salary

The base salary varies between Executives, and is individually determined according to, among other things, the performance, educational background, prior business experience, aptitude, qualifications, role and responsibilities of the Executive.

In addition, since a competitive base salary is essential to Attunity's ability to attract and retain highly skilled professionals, we seek to establish base salary that is competitive with executives of similar companies. Accordingly, we will utilize as a reference comparative market data, surveys, market practices and/or other means deemed appropriate by the Compensation Committee.

1 For purposes of computation of this ratio, (i) the total compensation excludes benefits and perquisites, and (ii) the variable component with respect to equity-based compensation reflects the fair market value at the date of grant.

2.	Benefits and Perquisites

The following benefits and perquisites may be granted to any Executive in order, among other things, to comply with local legal requirements:

•	Vacation;

•	Sick days;

•	Convalescence pay ('Dmey Havra’aa');

•	Monthly remuneration for a study fund ('Keren Hishtalmut');

•	Contribution on to a management insurance policy ('Bituach Menahalim') and/or a pension fund or similar arrangements;

•	Contribution for work disability insurance; and

•	Life and/or health insurance.

For the sake of clarity, any non-Israeli Executives may receive other similar, comparable or customary benefits and perquisites as applicable in the relevant jurisdiction in which they are employed.

In addition, we may offer additional benefits and perquisites to Executives, which will be comparable to customary market practices, such as: company cellular phone benefits; company car benefits; refund of business travel and other business related expenses, insurances, etc.; provided however, that such additional benefits and perquisites shall be determined in accordance with our standard policies and procedures.

C.	Cash Bonuses and Commissions

1.	Our Objective

A compensation in the form of cash bonus(es) and/or commissions that is payable upon meeting business goals is important in creating a correlation between  Executives' compensation and Attunity's objectives and business goals, such that both individual performance and overall company success are rewarded.

2.	Bonuses and Commissions

Our policy is to allow bonuses and commission upon the attainment of pre-set annual financial objectives and/or personal targets, pursuant to distinguishable terms for the following Executives' populations:

CEO

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The bonus of the CEO will be based upon achievement of milestones and targets and the measurable results of the Company, as may be compared to our budget and/or work plan (including product roadmap or the like) for the relevant year.

•
Such measurable criteria will initially be determined on or about the commencement of each fiscal year (or start of employment, as applicable) and may include (but is not limited to) any one or more of the following criteria:

-	financial results of the Company, including profits and revenues (total revenue, license revenue and/or other breakdowns), which may be measured on GAAP or Non-GAAP basis;

-	product releases;

-	software quality;

-	efficiency metrics;

-	internal and external customer satisfaction; and

-	execution of projects, etc.

•	In any case, the total amount of the bonus for the CEO in each year, including for over-achievement, will not exceed 130% of the amount of the CEO's annual base salary.

Non-Sales Executives

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The bonus of the Non-Sales Executives will be based upon achievement of milestones and targets and the measurable results of the Company, as may be compared to our budget and/or work plan (including product roadmap or the like) for the relevant year.

•
Such measurable criteria will initially be determined on or about the commencement of each fiscal year (or start of employment, as applicable) and may include (but is not limited to) any one or more of the following criteria:

-	financial results of the Company, including profits and revenues (total revenue, license revenue and/or other breakdowns), which may be measured on GAAP or Non-GAAP basis;

-	product releases;

-	software quality;

-	efficiency metrics;

-	internal and external customer satisfaction; and

-	execution of projects, etc.

•
A portion of up to 20% of the annual bonus may be based on the achievement and performance of individual key performance indicators (KPIs) and/or other appropriate criteria, including immeasurable criteria, as approved by the Compensation Committee and the Board.

•	In any case, the total amount of the bonus for any Non-Sales Executive in each year will not exceed 100% of the amount of the Executive's annual base salary.

Sales Executives

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The bonus and/or commissions of the Sales Executives will be based upon achievement of targets of revenues generated by the individual and/or his/her team or division and/or the Company as a whole, as well as, in appropriate circumstances, other measurable criteria, in each case, as initially determined on or about the commencement of each fiscal year (or start of employment, as applicable).

•
A portion of up to 20% of the bonus and commissions may be based on the achievement and performance of individual KPIs and/or other appropriate criteria, including immeasurable criteria, as approved by the Compensation Committee and the Board.

•	In any case, the total amount of the bonus and commissions for any Sales Executive in each year, including for over-achievement, will not exceed the amount of 250% annual base salaries.

3.	Board's Discretion; Special Bonuses

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Executives may receive a special bonus based on distinguished personal achievement (as shall be determined by the Board, following recommendation and approval of the Compensation Committee). In addition, the Board may, in extraordinary market conditions, following recommendation and approval of the Compensation Committee, reduce the bonus and commissions to which an Executive would otherwise be entitled. However, in both cases, such increase or decrease may be by no more than 20% of the annual bonus and/or commission for the relevant year.

•	Where appropriate, we may also offer an Executive a "signing bonus" as an incentive to join the Company, not to exceed 20% of annual Total Compensation.

•	Executives may also receive a bonus in connection with a corporate transaction involving a change of control; provided such bonus will not exceed six (6) monthly salaries of the Executive.

•
For the sake of clarity, the Board, following recommendation and approval of the Compensation Committee, may adjust, at any time, targets and criteria in the event of M&As or other external exceptional events.

4.	Compensation Recovery ("Clawback")

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In the event of an accounting restatement, Attunity shall be entitled to recover from any current Executive bonus compensation in the amount of the excess over what would have been paid under the accounting restatement, with a two-year look-back.

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The Compensation Committee may take such actions as it deems appropriate to allow the Company to enforce the aforesaid compensation recovery, it being understood that it may take into account the viability, including cost-effectiveness, of such enforcement actions, such as in the case of pursuing such rights against former Executives.

•	Notwithstanding the aforesaid, the compensation recovery will not be triggered in the event of a financial restatement required due to changes in the applicable financial reporting standards.

•
Nothing in this Section 4 derogates from any other "clawback" or similar provisions regarding disgorging of profits imposed on Executives by virtue of applicable securities laws or other Company practices.

D.	Equity Based Compensation

1.	Our Objective

The equity based compensation for our Executives is designed to enhance the alignment between the Executives' interests and the interests of Attunity and its shareholders, and otherwise to strengthen the Executives’ retention and their motivation. In addition, since these equity based awards are structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

The equity based compensation may be in a form of a mixture of various types of equity based instruments, which includes, without limitation, stock options, restricted stock and restricted stock units.

2.	Guidelines for Awards

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The equity based compensation shall be granted from time to time and individually determined and awarded according to the performance, educational background, prior business experience, aptitude, qualifications, role and the personal responsibilities of the Executive.

•	Equity based compensation for Executives shall vest over a minimum period of three (3) years.

•
The fair market value of the equity based compensation for the Executives will be determined at the time of grant according to then acceptable valuation practices. Such fair market value, as measured at the time of the grant, shall not exceed, with respect to each year of vesting (measured on a linear basis), the equivalent of three (3) annual base salaries for each Executive.

•
Consistent with the Company's equity incentive plans, the Board may, following approval by the Compensation Committee: (1) extend the period of time for which an award is to remain exercisable; and/or (2) make provisions with respect to the acceleration of the vesting period of any Executive's awards, including, without limitation, in connection with a corporate transaction involving a change of control.

E.	Retirement and Termination of Service Arrangements

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Attunity may provide an Executive a prior notice of termination of up to six (6) months, during which the Executive may be entitled to all or a portion of his or her compensation components, and to the continuation of vesting of his or her stock options or other equity based awards.

•
Attunity may provide an additional adaptation or transition period during which the Executive will be entitled to up to six (6) months (and in the case of CEO, up to one year) of base salary, benefits and perquisites. Additionally, the Board may, upon approval by the Compensation Committee, approve to extend the vesting of Executive's stock options or other equity based awards during such period. In this regard, the Compensation Committee and Board shall take into consideration the Executive's term of employment, the Executive's compensation during employment with the Company, the Company's performance during such period, the contribution of the Executive in achieving the Company's goals, and the circumstances of the termination.

•
Attunity may also provide an additional retirement grant for appropriate Executives who served the Company for more than 10 years, provided the costs thereof do not 150% of such Executive's latest annual salary.

•
Attunity may provide additional retirement and terminations benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws), or to conform to customary market practices.

F.	Exculpation, Indemnification and Insurance

•	Except as may be otherwise approved from time to time by the shareholders, Attunity may exempt its Directors and Executives from the duty of care.

•
Attunity may indemnify the Directors and Executives, to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on them, as provided in an indemnity agreement.

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Attunity will provide "Directors and Officers Insurance" for its Directors and Executives with aggregate coverage not to exceed US$30 million, as may be increased or decreased from time to time by the shareholders.

G.           Non-Employee Directors Compensation

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The non-employee Directors may (and, in the case of statutory External Directors, shall) be entitled to remuneration and refund of expenses according to the provisions of the Companies Regulations (Rules on Remuneration and Expenses of Outside Directors), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 2000, as such regulations may be amended from time to time.

•
In addition, Directors may be granted equity based compensation which shall vest over a period of at least three (3) years , and having a fair market value (determined according to acceptable valuation practices at the time of grant) that will not to exceed, with respect to each year of vesting (measured on a linear basis), the equivalent of $80,000 for each Director.

H.	Miscellaneous

This Policy was approved by the Company's shareholders on [_________], 2013, and will remain in effect for a period of three years thereafter. The Compensation Committee and the Board shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

For the sake of clarity, in accordance with the Companies Law, this Policy shall not apply to compensation agreements and arrangements of Executives and Directors which were approved prior to the date on which this Policy was approved by the shareholders of Attunity.

This Policy is designed solely for the benefit of Attunity and none of the provisions thereof are intended to provide any rights or remedies to any person other than us. In particular, this Policy does not, and shall not be deemed to, grant any rights to the Company’s Directors or Executives to receive any elements of compensation set forth in this Policy. The elements of compensation to which a Director or Executive will be entitled will be exclusively those that are determined and approved specifically in relation to him or her in accordance with the approval requirements of the Companies Law.